Via Edgar

April 25, 2012

Securities and Exchange Commission
Divison of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brightstar Corp. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-173506)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Brightstar Corp., a Delaware corporation, hereby respectfully requests the withdrawal of its Registration Statement on Form S-1, File No. 333-173506, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on April 14, 2011.

The Registrant is requesting withdrawal of the Registration Statement due to the Registrant’s decision not to proceed with an offering of the securities registered at this time. No securities have been sold under the Registration Statement.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (305) 994-3324.

Sincerely, Brightstar Corp.

By:	/s/ Catherine Smith
Name: Catherine Smith
Title: Senior Vice President and General Counsel